UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                                 SEC FILE NUMBER
                            NOTIFICATION OF LATE FILING              0-26684

                                                                  CUSIP NUMBER
                                                                     379337


(Check One):
           [_]Form 10-K  [_]Form 20-F  [_]Form 11-K  [X]Form 10-Q  [_]Form N-SAR


                      For Period Ended:  September 30, 1996
                                        -------------------------

           [_]        Transition Report on Form 10-K

           [_]        Transition Report on Form 20-F

           [_]        Transition Report on Form 11-K

           [_]        Transition Report on Form 10-Q

           [_]        Transition  Report on Form N-SAR

           For the Transition Period Ended: ____________________________________

================================================================================
  Read Instruction (on back page) Before Preparing Form. Please Print or Type. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
================================================================================
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION


                             Global Intellicom, Inc.
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Full Name of Registrant


                                       N/A
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Former Name if Applicable


                                747 Third Avenue
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Address of Principal Executive Office (Street and Number)


                            New York, New York 10017
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City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed
[X] due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c. The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEE ATTACHMENT

                                                 (Attach Extra Sheets if Needed)
                                                                 SEC 1344 (6/94)

PART IV -- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

          William C. Kaltnecker                    212            750-3772
          -----------------------------------   ---------    -----------------
                       (Name)                  (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)

                                                               [X] Yes    [_] No


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(3)        Is  it  anticipated  that  any  significant   change  in  results  of
           operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               [X] Yes    [_] No

           If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

================================================================================
                             Global Intellicom, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     November 14, 1996                  By  /s/  Howard Maidenbaum
         ------------------------              ----------------------------
                                               Howard Maidenbaum
                                               Vice Chairman

Part III - Narrative
--------------------


     On September 16, 1996, the Company acquired the assets of ManTech Solutions Corporation ("MSOL") effectively doubling the size of the Company.

     MSOL was a non-publicly traded company with unaudited financials. As a result of having to audit MSOL's financials, the Company, despite all reasonable efforts, will not be able to complete its financial information to file its third quarter 10-Q prior to November 14, 1996. Such filing will take place by November 19, 1996.



Part IV - Other Information
---------------------------


     As a result of the Company's acquisition of the assets of MSOL, the Company significantly increased the size and volume of its business. However, at this time, due to the factors described in Part III above, the Company cannot make an accurate estimate of the result the acquisition will have on the Company's third quarter earnings.